AB

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 40635

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CapNet Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2500 CityWest Blvd. Suite 700
(No. and Street)

HOUSTON, (City) TEXAS (State) 77042 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel L. Ritz, Jr 281-493-3849 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

THOMAS, CLAY
(Name – *if individual, state last, first, middle name*)

2734 Sunshine Blvd., Suite 400 (Address) Pearland (City), TX (State) 77584 (Zip Code)

SEC
Mail Processing
Section
MAY 22 2009
Washington, DC
122

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mm

OATH OR AFFIRMATION

I, Daniel L. Ritz, JR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CapNet Securities Corporation, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HEATHER C. CHEANEY
Notary Public, State of Texas
My Commission Expires
May 11, 2011

[signature]
Signature

CEO
Title

Heather C. Cheaney
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Clay Thomas, P.C.
Certified Public Accountant

2038 Lexington
Houston, Texas 77098
(713) 482-3920 (office)
(713) 482-3923 (fax)

Independent Auditor's Report on Internal Accounting Control
Required by SEC Rule 17a-5

To the Board of Directors
CapNet Securities Corporation
Houston, Texas

In planning and performing my audit of the financial statements of CapNet Securities Corporation for the year ended December 31, 2008, I considered its internal control structure, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregated indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examination, counts, verifications and comparisons;
2. Recording of differences required by Rule 17a-13, and;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of CapNet Securities Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's afore-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which

the design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that CapNet Securities Corporation's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Clay Thomas P.C.

Clay Thomas, P.C.

March 30, 2009

CapNet Securities Corporation
Statement of Operations
For the Year Ended December 31, 2008

Revenue	
Commissions	114,891.16
Professional Services	75,450.00
Other Income	48,964.58
Total Revenue	239,305.74
Operating Expenses	
General and Administrative	87,594.20
Payroll and Related Expenses	114,292.15
Commissions	35,575.43
Depreciation	20,447.37
Contract Labor	896.86
Clearing Charges	2,762.33
Professional Fees	21,487.00
Total Expenses	283,055.34
Loss From Operations	(43,749.60)
Other Income (Expense)	
Interest Income	1,211.85
Unrealized Loss on Investments	(69,461.18)
Interest Expense	2,251.57
Total Other Income (Expense)	(70,500.90)
Net Loss	(114,250.50)

The information in the Notes to the Financial Statements is an integral part of these statements.

CapNet Securities Corporation
Statement of Cash Flows
For the Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	(114,251)
Adjustments to reconcile Net Loss	
to net cash provided by operating activities:	
Accounts Receivable	(19,296)
Accumulated Depreciation	28,406
Complete Payroll Payment	2,285
Due from CapNet Risk Mgmt	(25,500)
Due from Captech Development	28,900
Due from Chrysalis Integrated	3,300
Due from Chrysalis Mfg	60,192
Due from Clean Fuel Intl	4,300
Due from ComCon Manufacturing	6,860
Due from Dynalyst	9,245
Due from ICM	5,380
Due from IIM	(81,429)
Due from Virtra Merger Corp	1,290
Employee Advances	(300)
RBC Dain Investment Portfolio	(2,585)
RBC Dain Investment Portfolio:RBC Dain Investments	81,791
RBC Dain Investment Portfolio:RBC Dain Money Market	2
Southwest Securities Portfolio:SWS Money Market	600
Accounts Payable	(33,533)
Commissions Payable	(21,497)
Net cash provided by Operating Activities	(65,841)
CASH FLOWS FROM INVESTING ACTIVITIES	
Telephone System	(43)
Net cash provided by Investing Activities	(43)
FINANCING ACTIVITIES	
Additional paid in capital	58,450
Retained Earnings	(14,501)
Net cash provided by Financing Activities	43,949
Net cash increase for period	(21,935)
Cash at beginning of period	76,083
Cash at end of period	**54,149**

The information in the Notes to the Financial Statements is an integral part of these statements.

CapNet Securities Corporation
Balance Sheet
As of December 31, 2008

Assets

Current Assets	
Cash	54,149
Accounts Receivable	19,296
Investments, Trading	2,585
Total Current Assets	76,030
Fixed Assets	
Furniture and Equipment	129,001
Leasehold Improvements	5,777
Accumulated Depreciation	(87,944)
Net Fixed Assets	46,835
Other Assets	
Deposits	2,479
Due from Related Parties	143,817
Total Other Assets	146,296
Total Assets	269,161

Liabilities and Stockholders' Equity

Current Liabilities	
Accounts Payable	29,272
Total Current Liabilities	29,272
Stockholders' Equity	
Common Stock ($.01 Par, 1,000,000 authorized, 119,750 issued and outstanding)	1,198
Additional Paid in Capital	802,122
Retained Deficit	(563,431)
Total Stockholders' Equity	239,889
Total Liabilities and Stockholders' Equity	269,161

The information in the Notes to the Financial Statements is an integral part of these statements.

CapNet Securities Corporation
Changes in Stockholders' Equity
For the Year Ended December 31, 2008

	Common Stock								
	Shares		Amount		APIC		Retained Earnings		Total
Balance at December 31, 2007	119,750	$	1,198	$	743,672	$	(449,179)	$	295,691
Capital Contributions					58,450			$	58,450
Net Loss, 2008							(114,251)	$	(114,251)
Balance at December 31, 2008	119750	$	1,198	$	802,122	$	(563,431)	$	239,889

The information in the Notes to the Financial Statements is an integral part of these statements.

CapNet Securities Corporation
Computation of Net Capital Pursuant to Rule 15C3-1
As of December 31, 2008

Total Equity From Statement of Financial Condition	239,889
Less: Non-Allowable Assets: Statement of Financial Condition	215,013
Net Capital	24,876

Computation of Basic Net Capital Requirement

Minimum of Net Capital Required (6 2/3% of aggregate indebtedness)	1,658
Minimum Dollar Net Capital Required	5,000
Net Capital Required (Greater of Above Two Figures)	5,000
Excess Net Capital	19,876
Excess Net Capital at 1,000%	21,949

Computation Ratio of Aggregate Indebtedness to Net Capital

Total Liabilities (Per Statement of Financial Condition)	29,272
Percentage Aggregate Indebtedness to Net Capital	118%

CapNet Securities Corporation
Schedule 1 - Computation of Net Capital Under Rule 15C3-1
of the Securities and Exchange Commission
As of December 31, 2008

Reconciliation With Company's Computation
(Including Part II of Form X-17a-5)

Net Capital, as Reported in Company's Part II (Unaudited) Focus Report	31,633
Net Audit Adjustments	(6,757)
Other Items	
Net Capital Per Above	24,876